DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via EDGAR and Courier

March 24, 2016

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, DC 20549

Re:	KBS Growth & Income REIT, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed February 16, 2016

File No. 333-207471

Dear Ms. Gowetski:

On behalf of our client, KBS Growth & Income REIT, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated March 14, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to show changes from the Company’s Amendment no. 1 to Form S-11 filing on February 16, 2016, together with copies of this response letter as filed with the SEC.

General

1.	We note your response to comment 3 of our letter. We further note that CF Disclosure Guidance: Topic No. 6 includes guidance encouraging registrants to consolidate their supplements quarterly into one or two supplements to enhance readability of the disclosure and to update the base prospectus annually to include information from the prospectus supplements. However, we note that this guidance relates to post-effective amendments and supplements to the prospectus. Please advise us why you believe it is appropriate to include supplementary disclosure prior to effectiveness of the registration statement.

Response: We respectfully submit that although CF Disclosure Guidance: Topic No. 6 only specifically references post-effective amendments and supplements to the prospectus, we believe that CF Disclosure Guidance: Topic 6 is consistent with and supports the Company’s use of supplements to the prospectus prior to the effectiveness of the registration statement as within a few months of effectiveness the Company will certainly be utilizing supplements to consolidate and update its quarterly information. We believe this is especially true in cases such as the Company’s in which the Company is conducting a private offering concurrently with the registration of its public offering and the Company already has real

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

March 24, 2016

estate operations. We believe including operating results in an operating supplement that will be updated quarterly both (i) enhances readability of the base prospectus over time (by omitting information that will soon be stale from the base prospectus) and (ii) provides a concise supplement to investors with up-to-date information regarding the Company’s portfolio and operations. In addition, because the Company will soon be updating its prior performance information, we respectfully submit that the prior performance information is best included in a supplement for reasons similar to those discussed above.

Prospectus Summary

How will you use the proceeds raised in this offering?, page 23

2.	We note your revised disclosure on page 24 regarding the “annual stockholder servicing fee of 1% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers)” as well as the revised disclosure on page 189 that you are not responsible for failing to combine purchases if a stockholder fails to mark a certain space. Please revise to clarify whether the referenced discounts relate only to the purchase price and not the stockholder servicing fee. In addition, please revise to clarify your disclosure on page 189 that stockholders are not waiving any rights or advise.

Response:    We have revised the disclosure to clarify that the discounts from the public offering price available for shares of Class T common stock relate only to the purchase price of the stock and that the annual stockholder servicing fee of 1% is based on the undiscounted purchase price per share. With respect to the language stating that the Company is not responsible for failing to combine purchases if a stockholder fails to mark the “Additional Investment” space, a stockholder is not waiving any rights as a stockholder, as stockholders have no right to receive a volume discount or to have a volume discount combined with prior purchases. The Company is not required to offer any volume discount at all to stockholders, and if the Company chooses to offer volume discounts, the Company may establish the procedures for application of the discount and apply those procedures uniformly to all stockholders.

How should you determine which class of common stock to invest in and what are the differences among the classes?, page 26

3.	We note your response to comment 6 of our letter, including your revised disclosure in this section and elsewhere indicating that the stockholder servicing fee has been structured to terminate upon the fourth anniversary of the issuance of the Class T share sold in the primary offering, resulting in total selling commissions, dealer manager fees and stockholders servicing fees of approximately 9%. We further note your disclosure stating that the table on this page “indicates the maximum fees payable on a hypothetical investment of $10,000 in each class of shares” and includes a total annual stockholder servicing fee of $400. However, your disclosure in footnote 2 to the table and elsewhere states that the stockholder servicing fee may instead terminate on the date at which aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the primary offering in which the Class T share was sold. Please revise to reconcile these disclosures or advise us why you believe no reconciliation is necessary.

Response:    We have revised the disclosure as requested.

Management Compensation, page 92

4.	We note your response to comment 9 of our letter and your revised disclosure. Please revise to clarify how the calculation of the subordinated incentive fee takes into account any prior payment to your advisor of the subordinated participation in net cash flows.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

March 24, 2016

Response:    We have revised the disclosure as requested.

Stock Ownership, page 103

5.	Please disclose the natural person(s) with voting and/or investment control of the shares held by Julianna Eva Pyott Trust.

Response:    We have revised the disclosure as of the most recent date practicable with respect to any person known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities and as appropriate, indicated the natural person(s) with voting and/or investment control of the securities.

Supplement No. 1

Prior Performance Summary, page 1

6.	We note your response to comment 12 of our letter. Please revise to highlight the material adverse business developments or advise.

Response: The Company and its sponsor do not believe that any of the following programs have experienced material adverse business developments or conditions at this time: KBS Real Estate Investment Trust II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Real Estate Investment Trust III and KBS Strategic Opportunity REIT II. Specifically, the Company and its sponsor believe that the information with respect to the NAV and share redemption programs of each of the above-named KBS-sponsored programs supports this position, especially given the stage in the life cycle of the program, and that such information does not reflect a material adverse business development. As requested by the Staff, we revised the prior performance disclosure for all programs to highlight the NAV (if applicable) and information with respect to the current status of each program’s share redemption program, but as noted, for the foregoing programs, the Company and its sponsor do not believe this information reflects a material adverse business development.

We respectfully submit that we have included the material adverse business developments of KBS Real Estate Investment Trust, including the NAV and share redemption program status of KBS Real Estate Investment Trust, which information does reflect the material adverse business developments further discussed in the registration statement with respect to KBS Real Estate Investment Trust.

Index to Financial Statements

7.	Please update your financial statements in your next amendment to your Form S-11 per Rule 8-08 of Regulation S-X.

Response:    The Company has included its audited year-end financial statements in this filing.

8.	We note you acquired the Von Karman Tech Center during 2015. Please provide us with your analysis supporting your conclusion that the acquired business is not a predecessor.

Response:    The Company does not consider the Von Karman Tech Center to be a predecessor entity for the reasons set forth below. As an initial matter, we note that the Company is registering the offer and sale of up to $1.5 billion of shares of its common stock in its initial public offering. Though the Company can give no assurance as to the amount of proceeds it will raise in its initial public offering, the Company expects to raise proceeds in its public offering sufficient to accomplish its investment objectives which are to acquire and manage a diverse portfolio of real estate investments, consisting primarily of core real

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

March 24, 2016

estate properties. The Company plans to diversify its portfolio by investment type, geographic region, investment size and investment risk with the goal of acquiring a portfolio of income producing assets that provides attractive and stable returns to its investors. Moreover, the Company intends to use debt to finance in part its acquisitions. Once the Company has fully invested the proceeds raised during its offering stage, the Company expects its debt financing and other liabilities to be between 35% and 65% of the cost of its tangible assets (before deducting depreciation or other non-cash reserves).

The contract purchase price for the Von Karman Tech Center was $21.5 million. Thus, the Company expects that the acquisition of the Von Karman Tech Center will ultimately be immaterial to the operations of the Company and therefore the Company believes the acquisition of Von Karman Tech Center does not represent the acquisition of a predecessor entity. In particular, the Company believes this is the case because of the track record of its sponsor, KBS Holdings, in raising proceeds for other KBS-sponsored public programs. As acknowledged by Industry Guide 5 and the Division of Corporation Finance: CF Disclosure Guidance: Topic 6, with respect to initial public offerings of non-traded REITs, information about the sponsor and the performance of the prior programs managed by the sponsor is important because non-traded REITs typically have no or little operating history and have not identified the properties they expect to acquire for their portfolio. As disclosed in the prior performance summary and tables included in supplement no. 1 to the prospectus filed in Amendment no. 2, the Company’s sponsor has sponsored five other non-traded REITs similar to the Company that have completed their initial offering stages and each of these programs have acquired a portfolio of real estate properties representing several hundred million dollars. In addition, the Company’s sponsor is currently sponsoring the ongoing initial public offering of KBS Strategic Opportunity REIT II, which had $138.7 million of total assets as of December 31, 2015. With respect to the Company’s initial public offering, the Company believes the track record of its sponsor with prior investment programs is much more material to an investment decision than a $21.5 million property that the Company believes will be immaterial to its expected portfolio. The Company also notes, as included in its risk factors, because of the costs and expenses of being a public reporting company, if the Company is not successful in raising capital and locating a suitable portfolio of investments, the Company may ultimately decide to liquidate because a small portfolio of properties would not cover the costs and expenses of its operations. The Company further submits that because the operations of Von Karman Tech Center are ultimately expected to be immaterial to the operations of the Company, that to provide predecessor financial statements would be confusing to investors as the Von Karman Tech Center will not constitute the Company’s principal business or operations going forward. Further, we note that the Von Karman Tech Center was acquired from an unaffiliated third party who will not have a role in the operations of the property under the Company’s ownership. Thus, predecessor financial statements would be further confusing as the operations of the property will be managed by the advisor on behalf of the Company, not the prior owner and there will be no continuity in management.

In addition, we note that the Von Karman Tech Center is an office building containing 101,161 rentable square feet located in Irvine, California on approximately 4.6 acres of land. As of December 31, 2015, the building was 100% leased to 12 tenants. The Company thus considered that Rule 3-14 of S-X (Rule 8-06 of S-X for smaller reporting companies) regarding “special instructions for real estate operations to be acquired” would provide the appropriate presentation of the financial statements for the property as the acquisition was of a property that generates revenues solely through leasing. The Company believes the guidance in S-X 3-14 to be appropriate regardless of whether the acquisition is prior to or after the commencement of its initial public offering as the timing of the acquisition should not affect what information is material to an investment decision, especially for an issuer conducting a $1.5 billion blind pool initial public offering. Consistent with this position, the Company reviewed Section 2300 of the Division of Corporation Financial Reporting Manual (the “Financial Manual”) and in particular Sections 2325 and 2330 regarding “Special Requirements for ‘Blind Pool’ Offerings” and “Required Financial Statements,” respectively, and provided the financial information required by Rule 3-14 of S-X in connection with the acquisition; please see supplement no. 2 to the prospectus filed in Amendment no. 2. We note that Section 2325 in particular discusses the reporting requirements for real estate operations

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

March 24, 2016

acquired in a “blind pool” offering similar to that of the Company and does not indicate that an initial investment by an issuer with no prior significant operations would trigger predecessor financial statements. In fact, Section 2325 provides reporting relief for these types of offerings in that an issuer conducting a blind pool offering subject to Industry Guide 5 may test significance of an acquisition against the issuer’s total assets as of the date of acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months. This significance test implicitly acknowledges that the initial and subsequent investments by a blind pool issuer may not be material to investors as their importance to the portfolio will necessarily diminish as additional offering proceeds are raised and the size of the portfolio is increased.

Item 33. Recent Sales of Unregistered Securities, page II-1

9.	We note your response to comment 13 of our letter, and we reissue the comment in part. Please revise to briefly disclose the facts upon which you relied in determining that you could rely upon Rule 506(b) of Regulation D in connection with your private offering.

Response: We have revised the disclosure as requested.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura Sirianni